Exhibit 99.1

Canopy Growth and Acreage Holdings Remind Shareholders to Vote

FOR Canopy Growth’s Plan to Acquire Acreage

•	Shareholders are encouraged to vote before the deadline of 10:00 am (EST) on June 17, 2019

•	Canopy Growth’s brands, technology and know-how is anticipated to provide Acreage with a significant advantage in an increasingly competitive U.S. market and fuel Acreage’s growth.

•	Acreage shareholders will benefit from Acreage’s ability to achieve its growth strategy with an anticipated reduced cost of capital based on Canopy Growth affiliation.

•	Canopy Growth shareholders will benefit from accelerated and turnkey access to the U.S. cannabis market upon the closing of the Transaction.

•	Management of both firms believe they will create greater shareholder value together than as competitors in the U.S.

Smiths Falls, Ontario, Canada & New York, New York, USA, June 13, 2019 — Canopy Growth Corporation (“Canopy Growth”) (TSX:WEED) (NYSE:CGC) and Acreage Holdings, Inc. (“Acreage”) (CSE:ACRG.U) (OTC: ACRGF) (FSE: 0ZV) (together, the “Companies”) thank shareholders for their overwhelming support to date and remind shareholders to vote on the applicable resolutions in connection with the proposed acquisition of Acreage by Canopy Growth (the “Transaction”), before the voting deadline of 10:00 am (EST) on Monday, June 17, 2019.

1 + 1 = Global Leadership: Joining Forces Today Provides for a Strategic Advantage Greater Than Either Company Could Build Alone

The boards of directors of both Canopy Growth and Acreage unanimously support the Transaction and believe that it will create significant value for both sets of shareholders and each recommend that their respective shareholders vote FOR the various resolutions at the respective special meetings of shareholders of Canopy Growth and Acreage.

Acreage shareholders will receive a significant upfront cash payment of approximately US$2.51 - US$2.63 per Subordinate Voting Share (with holders of other classes of Acreage Shares being entitled to an amount determined on an as-converted to Subordinate Voting Share basis) and are expected to benefit from accelerated expansion, improved scale, and a stronger market position in the U.S., powered by the IP and brand rights of the world’s leading cannabis company. For Canopy Growth shareholders, the Transaction represents a clear path for Canopy Growth to enter the U.S. cannabis market, when federally-permissible, and will introduce its brands and consumer products in the United States.

Additional information about the Transaction and benefits to shareholders can be found in the Companies’ respective management information circulars. An electronic copy of Acreage’s circular is available http://investors.acreageholdings.com/Acreage-Canopy-Deal. An electronic copy of Canopy Growth’s circular is available at https://www.canopygrowth.com/canopy-acreage-deal/.

Vote Today: Becoming a Voter is Fast and Easy

The deadline to vote for shareholders of both Acreage and Canopy Growth is 10:00 am (EST) on Monday June 17, 2019.

Even if you have never voted before, voting is fast and easy.

For Acreage Shareholders with Questions or Requiring Help Voting:

Contact Kingsdale Advisors at 1-866-229-8651 toll-free (within North America) or 1-416-867-2272 (for collect calls outside North America), or by email at contactus@kingsdaleadvisors.com.

For Canopy Growth Shareholders with Questions or Requiring Help Voting:

Contact Kingsdale Advisors at 1-866-581-1392 toll-free (within North America) or 1-416-867-2272 (for collect calls outside North America) or by email at contactus@kingsdaleadvisors.com.

Advisors

Cassels Brock & Blackwell LLP and Paul Hastings LLP acted as legal counsel to Canopy Growth. PricewaterhouseCoopers LLP (Canada) acted as finance advisor to Canopy Growth. Ernst & Young LLP (EY) acted as tax advisors to Canopy Growth. Greenhill & Co. Canada Ltd. provided an independent fairness opinion to the board of directors of Canopy Growth.

DLA Piper (Canada) LLP and Cozen O’Connor acted as legal counsel to Acreage. Canaccord Genuity Corp. acted as financial advisor to Acreage and provided a fairness opinion to the board of directors of Acreage. Stikeman Elliott LLP acted as legal counsel and INFOR Financial Inc. provided an independent fairness opinion to a special committee of independent directors of Acreage.

Kingsdale Advisors is acting as strategic shareholder and communications advisor and proxy solicitation agent to both Canopy Growth and Acreage.

Additional Details

For a more detailed description of the Transaction, readers should review the Canopy Growth and Acreage management information circulars.

Media Contact:

Kingsdale Advisors

Ian Robertson

Executive Vice President, Communication Strategy

Direct: 416-867-2333

Cell: 647-621-2646

irobertson@kingsdaleadvisors.com

Canopy Growth Contact:

Caitlin O’Hara
Media Relations
Caitlin.ohara@canopygrowth.com
613-291-3239

Investor Relations
Tyler Burns
Tyler.burns@canopygrowth.com
855-558-9333 ex 122

Acreage Contact:

Howard Schacter
Head of Communications
h.schacter@acreageholdings.com
646-600-9181

Investor Relations
Steve West
investors@acreageholdings.com
646-600-9181

About Canopy Growth

Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth’s subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth’s medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.7 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

About Acreage

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state owner of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information.  Acreage owns licenses to operate or has management services or consulting agreements in place with license holders to assist in operations in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of more than $17 billion in legal cannabis sales, according to Arcview Market Research.  Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.  Acreage’s national retail store brand, The Botanist, debuted in 2018.

Forward-Looking Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth, Acreage or their respective subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. These forward-looking statements include, but are not limited to, statements relating to the Companies’ expectations with respect to the anticipated benefits of the Transaction to the Companies and their respective securityholders.

Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions; the occurrence or waiver of the triggering event; the ability of the Companies to satisfy, in a timely manner, the conditions to closing following the occurrence or waiver of the triggering event; other expectations and assumptions concerning the Transaction; and such risks contained in the management information circulars of Canopy Growth and Acreage dated May 17, 2019, in Canopy Growth’s annual information form dated June 28, 2018 and in Acreage’s annual information form dated April 24, 2019 and filed with Canadian securities regulators available on Canopy Growth and Acreage’s respective issuer profiles on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the Transaction and the anticipated timing for completion of the Transaction, Canopy Growth and Acreage have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. Although Canopy Growth and Acreage believe that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth and Acreage do not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

There can be no assurance that the Transaction, including the triggering event, will occur, or that it will occur on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

The Transaction cannot close until the required shareholder, court and regulatory approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the management information circulars to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon.

The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.